UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 16, 2026

Commission File Number: 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Dorchester House

7 Church Street

Hamilton, HM11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40- F ☐

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2026 Annual Meeting of Shareholders on June 15, 2026. The following persons were elected Class I Directors of the Company for a term of three years by the votes set forth opposite their names:

Name	Votes For	Votes Withheld
Mr. Mats Berglund	22,020,718	1,950,451

Ms. Kirsi Tikka	23,235,896	735,273

Mr. Gernot Ruppelt	23,790,248	180,921

The other, continuing members of the board of directors of the Company are: Class II Directors Helen Tveitan de Jong and Bart Kelleher (terms expiring at the 2027 Annual Shareholder Meeting) and Class III Directors Curtis McWilliams and James Fok (terms expiring at the 2028 Annual Shareholder Meeting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: June 16, 2026	By:	/s/ John Russell
John Russell
Chief Financial Officer